August 5, 2015

Ms. Era Anagnosti

Legal Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Cathay General Bancorp

Form 10-K for Fiscal Year Ended December 31, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 16, 2015

File Number 001-31830

Dear Ms. Anagnosti:

On behalf of Cathay General Bancorp (the “Company”), this letter is in response to the comment letter dated July 23, 2015, to Ms. Lisa L. Kim from Ms. Era Anagnosti of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, and Definitive Proxy Statement on Schedule 14A. The text of the comments has been included in bold face for convenience, and the Company’s response is set forth below the comments.

Definitive Proxy Statement on Schedule 14A

Cash Bonuses, page 26

1.

Your disclosure on page 27 indicates that the cash bonuses to the named executive officers other than the CEO, were payable pursuant to the achievement of certain “financial criteria and individual and department performance goals . . . under the Annual Cash Bonus Plan for Executive Officers for 2014.” We note that the bonus amounts for Messrs. Chen, Tai and Wong for fiscal year 2014 as compared to the prior year were four times greater.

●

Please let us why you have not (i) disclosed the financial criteria established by the compensation committee in determining the bonus amounts for the named executive officers other than the CEO, or (ii) discussed how the compensation committee evaluated and determined the level of achievement regarding the individual and department performance goals. Your disclosure should also discuss how the compensation committee determined the amount of the cash bonus. To the extent applicable, please revise your future filings accordingly. For guidance, please refer to Items 402(b)(2)(v) and (vii) of Regulation S-K.

●

Please advise as to why disclosure of the cash bonuses is made in the “Bonus” column of the summary compensation table. If a bonus was granted under a plan providing for compensation intended to serve as incentive for performance to occur over a specified period of time, then the bonus should be disclosed under the “Non-Equity Incentive Compensation Plan” column. Amounts earned under the plan as adjusted for the exercise of negative discretion would still be reportable in the Non-Equity Incentive Compensation column. Please explain to us why these bonuses are being disclosed as discretionary awards, and to the extent necessary revise your future filing accordingly. For guidance, please refer to Question 119.02 of Regulation S-K Compliance and Disclosure Interpretations.

Response

It was noted in the comments that the bonus amounts for Messrs. Chen, Tai and Wong for fiscal year 2014 as compared to the prior year were four times greater. The Company had participated in the U.S. Treasury Department’s Troubled Assets Relief Program (TARP) beginning on December 5, 2008 and ending on September 30, 2013. During that period the Company was subject to certain standards for executive compensation, including a prohibition on the payment or accrual of any bonus or incentive compensation. The cash bonus awards reported in the summary compensation table for 2013 were for the fourth quarter of 2013, being the first period during which these restrictions were no longer applicable, while the cash bonus awards for 2014 were for the entire year. The cash bonuses awards for the fourth quarter of 2013 were made in 2014 by the Company’s Compensation Committee on a discretionary basis and not under a plan or pursuant to any financial criteria or performance goals set in advance.

On February 28, 2014, the Compensation Committee preliminarily reviewed and approved financial criteria and performance goals for the Named Executive Officers other than the Chief Executive Officer under a proposed Executive Officer Annual Cash Bonus Program (the “Bonus Program”). The Bonus Program was adopted on March 13, 2014, effective January 1, 2014, and the Compensation Committee again approved the financial criteria and performance goals, which were as follows:

●

Heng W. Chen’s cash bonus was tied 70% to the achievement of diluted earnings per share of $1.67, and the remaining 30% to individual non-qualitative performance goals related to his responsibilities as Chief Financial Officer.

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Pin Tai’s cash bonus was tied 60% to financial criteria (one-half to diluted earnings per share of $1.67 and one-half to 8.4% loan growth), and the remaining 40% to non-qualitative individual performance goals related to his responsibilities as Chief Lending Officer of Cathay Bank.

●

Irwin Wong’s cash bonus was tied 50% to diluted earnings per share (without a per share dollar amount), and the remaining 50% to achievement of qualitative performance goals relating to deposits, mortgage loans and other strategic goals, and non-qualitative individual performance goals related to his responsibilities as Chief Retail Administration and Regulatory Affairs Officer of Cathay Bank.

●

Donald S. Chow’s cash bonus was tied 50% to diluted earnings per share (without a per share dollar amount), and the remaining 50% to non-qualitative company-wide and individual performance goals relating to his responsibilities as Chief Credit Officer of Cathay Bank.

While the financial criteria and performance goals set forth above were approved, no cash bonus targets or percentages of base compensation were established, so the amounts awarded were completely discretionary.

For the year ended December 31, 2014, the Company reported diluted earnings per share of $1.72 and a 10.3% increase in gross loans, excluding loans held for sale, both of which exceeded the financial criteria set forth for the Named Executive Officers. On March 27, 2015, the Compensation Committee reviewed the proposed cash bonuses for each of the other Named Executive Officers as submitted by Mr. Dunson K. Cheng, the Company’s President and Chief Executive Officer. The Compensation Committee recognized that it had discretion to make the awards applying the financial criteria and performance goals, subject to considerations as to whether they are appropriately balanced, are consistent with safety and soundness and are compatible with effective controls and risk-management. The discussion and matters considered by the Compensation Committee are disclosed on page 27 of the Definitive Proxy Statement. On this basis, the Compensation Committee approved the cash bonuses that were reported for 2014. In this connection, it should be noted that the titles and responsibilities of two of the Named Executive Officers had changed in April 2014, at which time Mr. Tai became President, and Mr. Wong became Chief Operating Officer, of Cathay Bank.

In future filings, the Company will expand on the description of the financial criteria and performance goals for the other Named Executive Officers in the manner set forth above and on the evaluation and determination of the achievement of any performance goals established by the Compensation Committee.

The 2014 cash bonuses for the other Named Executive Officers were reported in the Bonus column of the summary compensation table due to some confusion over the timing of the adoption of the Bonus Program, the fact that the prior year bonuses to such persons were discretionary and awarded retroactively, and uncertainty as to the interpretation of the reporting requirements. In future filings, however, cash bonuses awarded under the Bonus Program will be reported in the Non-Equity Incentive Compensation Plan column of the summary compensation table.

*     *     *     *

In connection with the foregoing response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please contact me at (626) 279-3297.

Very truly yours,

/s/ Lisa L. Kim

Senior Vice President,

General Counsel and Secretary